UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 17, 2022

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐             No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐             No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐             No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated June 16, 2022, regarding the result of the Annual General Assembly.

Istanbul, June 16, 2022

Announcement Regarding the Result of the Annual General Assembly

The following decisions were taken at the Ordinary General Assembly of our Company pertaining to the year 2021, which was held on June 16, 2022:

•	Balance Sheet and Profit/Loss statements relating to the fiscal year 2021 were approved,
•	Board Members were individually released from activities and operations of the Company pertaining to the year 2021,
•	The proposal of the Board of Directors regarding the amendments to the Company's Articles of Association was accepted,
•	Limit for donations for 2022 was determined to be up to one percent (1%) of the Turkcell Turkey segment revenue as per our Company’s consolidated annual financial statements relating to the previous fiscal year prepared in accordance with the Capital Markets Board regulation,
•	The Board of Directors decisions with respect to the appointment of Nail Olpak to the vacant Board Member position and appointment of Serdar Çetin to the vacant Independent Board Member position pursuant to Article 363 of the Turkish Commercial Code were approved,
•	The monthly compensation of TRY56 thousand, which was determined as the previous year’s remuneration for the members of the Board of Directors, was resolved to be remained unchanged,
•	The amendment to the Internal Guideline on Operational Procedures and Principles of the Company's General Assembly was accepted,
•	PwC Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş. was elected as independent audit firm pursuant to Turkish Commercial Code and the Capital Markets Legislation for auditing of the accounts and financials of the year 2022,
•	Following the voting of the Board of Directors’ decision regarding the agenda item on the distribution of dividend for fiscal year 2021; distribution of dividend in gross amount of TRY 1,257,774,594, equivalent of gross cash dividend of TRY 0.5717157 (net TRY 0.5145442) per ordinary share with a nominal value of TRY 1, to the shareholders on July 26, 2022 in accordance with the announced dividend distribution table and dividend per share table was approved,
•	Board Members were permitted to be active in areas falling within or outside the scope of the Company's operations directly or on behalf of others and to participate in companies operating in the same business and to perform other acts in compliance with Articles 395 and 396 of the Turkish Commercial Code.

Herewith enclosed annex is the Dividend Distribution Table.

The minutes and the participants list of General Assembly are available in Turkish on our company website.

	TURKCELL İLETİŞİM HİZMETLERİ A.Ş. 2021 DIVIDEND DISTRIBUTION TABLE (TL)

1)	Paid / Issued Capital				2,200,000,000

2)	Total Legal Reserves (in accordance with statutory records)				1,985,504,434

	If there is information about privilege in dividend distribution in accordance with the Articles of Association

	DISTRIBUTION OF THE PROFIT FOR THE PERIOD		According to CMB		According to Statutory Records (SR)

3)	Profit for the period		4,540,913,818		2,818,082,184

4)	Tax (-)		- 490,184,557		-

5)	Net Profit for the period (=)	(3-4)	5,031,098,375	(3-4)	2,818,082,184

6)	Prior Years' Loses (-)		-		-

7)	Primary Legal Reserves (-)	((5YK-6YK)*0.05)	-	((5YK-6YK)*0.05)	-

8)	NET DISTRIBUTABLE PROFIT (=)	(5-6-7)	5,031,098,375	(5-6-7)	2,818,082,184

9)	Donations made during the year		89,479,863

10)	Net distributable profit including donations that is the base of calculation of first legal reserves	(8+9)	5,120,578,238

11)	First Dividend	(10*the minimum rate determined by the CMB)	1,024,115,648
a	-Cash
b	-Cash		1,024,115,648
c	-Share
	-Total		1,024,115,648

12)	Dividend paid to preference shares	Amount of the dividend for privileged shareholders in accordance with the articles of Association

13)	Dividends paid to Board Members, employees and etc.

14)	Dividend paid to Redeemed Share Owners

15)	Secondary Dividend		233,658,946

16)	Secondary Legal Reserves	((11+12+13+14+15)-(1*0.05))/10	114,777,459

17)	Status Reserves

18)	Special Reserves

19)	EXTRA ORDINARY RESERVES (*)	8-(11a+12+13+14+16+17+18)	3,658,546,322

20)	Other Distributable Sources
	-Prior years' profits (**)				1,257,774,594
	-Ekstra Ordinary Reserves
	-Other Distributable Reserves in accordance with legislation and Articles of Association

(*) TRY 3.658.546.322 which is the remaining of the 2021 year’s distributable profit after the cash dividend distribution made, shall be regarded as previous year’s profit in SPK records,
(**) The total amount of TRY 1.257.774.594 which shall be distributed in cash from statutory from statutory previous year’s profit.
Not: Dividend regarding to buy-back shares are recorded in free reserves at statutory accounts.

INFORMATION ON DIVIDEND PAY OUT RATIO(1)
INFORMATION ON DIVIDEND PER SHARE
	Group	TOTAL DIVIDEND AMOUNT (TRY)	DIVIDEND FOR A SHARE WITH A NOMINAL VALUE OF 1 TL
			AMOUNT (TRY)	RATIO (%)
GROSS	A	188,666,189	0.5717157	57.17
	B	1,069,108,405	0.5717157	57.17
	TOTAL	1,257,774,594	0.5717157	57.17
	Witholding tax will beapplied on distributed gross dividend in accordance with applicable tax regulations on the distribution date.
NET	A	169,799,570	0.5145442	51.45
	B	962,197,564	0.5145442	51.45
	TOTAL	1,131,997,134	0.5145442	51.45
	Witholding tax will be applied on distributed gross dividend in accordance with applicable tax regulations on the distribution date.
RATIO OF GROSS DIVIDEND DISTRIBUTION TO THE NET DISTRIBUTABLE PROFIT
TOTAL GROSS DIVIDEND DISTRIBUTION AMOUNT (TRY)	TOTAL GROSS DIVIDEND DISTRIBUTION/NET DISTRIBUTABLE PROFIT (%)
1,257,774,594	25.00

(1) Group shares will be disclosed separately if there exists any privileged shares

Gross Cash Dividend to be Paid per Ordinary Share with a nominal value of TRY 1 (TRY)	Net Cash Dividend to be Paid per Ordinary Share with a nominal value of TRY 1 (TRY)	Finalized Cash Dividend Distribution Date
0.5717157	0.5145442	26.07.2022

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: June 17, 2022	By:	/s/ Ali Serdar Yağcı
Name: Ali Serdar Yağcı Title: Investor Relations and Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: June 17, 2022	By:	/s/ Osman Yılmaz
Name: Osman Yılmaz Title: Chief Financial Officer